December 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	WORK Medical Technology Group LTD
Registration Statement on Form F-1
File No. 333-284006
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Univest Securities, LLC, as the representative of the several underwriters, hereby joins in the request of WORK Medical Technology Group LTD for acceleration of the effective date of the above-referenced registration statement on Form F-1 (the “Registration Statement”), so that it becomes effective as of 5:30 p.m. Eastern Time on Friday, December 27, 2024, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned has and will comply, and it has been informed or will be informed by any participating dealers that they have complied or will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page to Follow]

Very truly yours,

UNIVEST SECURITIES, LLC

As Representative of the Several Underwriters
Named in the Underwriting Agreement

By:	/s/ Edric Guo
	Name:	Edric Guo
	Title:	Chief Executive Officer

[Signature Page to Underwriters’ Acceleration Request]